Exhibit 99.1

                                                         October 16, 2002

Mr. Al Marasca
C/o Chadboure Communications
620 Newport Center Drive
Suite 1103
Newport Beach CA 92660

Dear Al:

      This letter confirms your engagement by Optimal Robotics Inc. ("Optimal"), to facilitate introductions and/or high-level sales presentations at various potential customer accounts, and to fulfill the roles described below, with a view to increasing the sales of our U-Scan(R) self-checkout systems. We have initially identified the following accounts, with certain of which we have already had discussions: Albertson's, Winn Dixie, Safeway, Publix, Ahold, Basha's, Stater Brothers, Haggens and Supervalu.

      Your engagement will also entail your attendance at our annual Users' Conference, which in 2002 will be held in Orlando, Florida, from October 16th-18th, as well as at certain trade shows and industry functions, including FMI Marketechnics, FMI Mid-Winter and the annual meeting of the Western Grocers Association. At our Users Conference, we might ask that you participate in one or more advisory panels.

      In addition to the foregoing, we expect that you will generally act as a "goodwill ambassador" for Optimal, and promote both our company and our self-checkout systems to your retail contacts whenever appropriate and possible.

      In consideration for your services, you shall be granted an option to purchase 2,500 Optimal Robotics Corp. Class "A" shares and Optimal shall reimburse to you your reasonable out-of-pocket expenses incurred in the performance of your services, upon presentation of expense reports and accompanying receipts. Your option will be evidenced by a separate stock option agreement, which will be issued to you following the completion of certain securities regulatory filings. The option will become exercisable as to 50% of the underlying shares nine months after the grant date and will become exercisable as to the remaining 50% of the underlying shares 18 months after the grant date, at an exercise price equal to the market price of the Optimal Robotics Corp. shares on the date preceding the date of grant. The option will have a term that will expire one year following the termination of your engagement and will otherwise be subject to customary terms and conditions.

      Your engagement will be for an initial term ending August 31, 2003, and, subject to review by both parties, will be renewed for an additional 12-month term.

      You will appreciate that in providing your services you may acquire knowledge of Optimal information which, even if not expressly identified as such, can reasonably be identified as proprietary or otherwise confidential. You agree that you will at all times, both during and after the termination of your engagement, use such information solely for the purpose of providing your services hereunder and keep such information strictly confidential. At our request, you will return to Optimal all copies of any such information that are in writing.

      Al, you know that we're looking forward to your joining our team.

                                                        Yours very truly,


                                                        Henry M. Karp
                                                        President and
                                                        Chief Operating Officer

ACCEPTED AND AGREED this
___ day of October  2002


__________________________
Al Marasca

HMK/sdg